Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: January 18, 2023

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of

Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on

market abuse (market abuse regulation) – press release on the basis of article 7:116 BCCA

18 January 2023 – 08:00 a.m. CET

EURONAV FILES REQUEST FOR

EMERGENCY ARBITRATION

ANTWERP, Belgium, January 18, 2023 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) hereby informs its shareholders, with reference to the Company’s press releases dated 10 and 11 January, that on 17 January 2023 it has filed an application request for urgent interim and conservatory measures in relation to Frontline’s (NYSE: FRO & OSE: FRO) unilateral action in pursuing the termination of the combination agreement of July 10, 2022. Euronav is requesting to suspend such termination pending a determination on the merits pursuing primarily the specific performance of the combination agreement. Another request regarding such merits of Frontline having unilaterally terminated the Combination Agreement will be filed soon.

Following the acquisition of additional shares by Famatown Finance Limited (as disclosed in the Company’s press release dated 16 January 2023) Frontline plc, Famatown Finance Limited, Hemen Holding Limited and Geveran Trading Co. Limited. could be qualified as a related party in the meaning of IAS24. As a precautionary measure the Supervisory Board has therefore taken the decision in relation to the initiation of proceedings against Frontline plc, Famatown Finance Limited, Hemen Holding Limited and Geveran Trading Co. Limited in accordance with the procedure provided for in article 7:116 of the Belgian Code of Companies and Associations.

Euronav reiterates its determination that Frontline’s unilateral action in pursuing the termination of the combination agreement has no basis under the terms of the combination agreement and that Frontline failed to provide a satisfactory reason for its decision to pursue termination. After careful consideration, the Supervisory Board, entirely composed of independent directors, has considered that this decision is in the corporate benefit of Euronav.

Euronav continues to communicate and maintain a constructive dialogue with its shareholders and will update the market in accordance with applicable regulations.

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Contact:

Contact: Brian Gallagher – Head of IR and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of

Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on

market abuse (market abuse regulation) – press release on the basis of article 7:116 BCCA

18 January 2023 – 08:00 a.m. CET

Announcement of Q4 earnings: 2 February 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.